

JPMorgan Double Short US 10 Year Treasury Futures ETNs

OVERVIEW

The JPMorgan Double Short US 10 Year Treasury Futures ETNs (the "ETNs") are designed for investors who want to monetize and leverage a rising rates view at the medium part of the US Treasury curve. This allows for the possibility, subject to the resetting leverage feature, to profit from a rising rates view.

The ETNs are inversely linked to the performance of the NYSE US 10 Year Treasury Futures Index (the "Index"). The Index seeks to replicate the returns of maintaining a long position in the medium part of the US Treasury curve. The ETNs provide double inverse leveraged exposure to the Index so that you positively benefit from a fall in the price of the Index due to a rise in prevailing yields.

Investors can trade the ETNs on the NYSE Arca or receive a cash payment at maturity or upon early repurchase[1], based on the leveraged inverse performance of the Index, compounded from one reset period to the next, less investor fees* and the repurchase[1] fee, if applicable.

The ETNs are not intended to be long-term investments. Investors should be willing to actively monitor their investment in the ETNs. The ETNs are senior unsecured obligations of JPMorgan Chase & Co. and are subject to optional early redemption at the discretion of JPMorgan Chase & Co. after one year.

How is the leverage reset in the ETNs?

The ETNs employ a new leverage reset mechanism that aims to:

- reduce the frequency of leverage resets, and
- maintain the exposure of the ETNs within a defined range of 180-220%.

The dual effect of these control mechanisms is to better mitigate some of the tracking error of daily resetting instruments while simultaneously attempting to ensure that the leverage remains controlled within a predetermined range between two reset dates[2].

The ETNs rebalance exposure to the Index on reset dates. Due to the compounding effect of the inverse leveraged performance of the Index, the cumulative percentage increase or decrease in the ETNs over a period longer than a reset period may diverge significantly in amount and possibly direction when compared to -200% of the cumulative percentage index performance over the same period.



ETN Details

Ticker	DSXJ
Intraday Indicative Value Ticker	DSXJ.IV**
Index	NYSE US 10 Year Treasury Futures Index (USTTEN)
Inception Date	On or about October 4, 2010
Primary Exchange	NYSE Arca
Investor Fee	0.85% per annum*
Maturity Date	September 30, 2025

*The investor fee is deducted daily from the closing note value.
**The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

Benefits of Investing in the ETNs

- Provide double inverse leveraged exposure to the Index

- Potential for appreciation in the value of the ETNs during any single reset period in which the Index declines

- May be used to implement a bearish view on the Index

- Exchange traded liquidity provided by the NYSE Arca

- Reasonable to treat as generating capital gain and loss

1. Investors may request on a daily basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a Repurchase Fee of 0.125%, as further described in the relevant pricing supplement.
2. The exposure amount with respect to a reset is determined as -200% times the closing note value on the determination day and is effected on the next trading day. Accordingly there is a one-trading day lag between when the exposure is determined and when it goes into effect. Please see the relevant pricing supplement for details.

The NYSE US 10 Year Treasury Futures Index

The NYSE US 10 Year Treasury Futures Index (the "Index"), which is maintained and calculated by NYSE Arca, aims to replicate the returns of maintaining a continuous rolling long position in CBOT U.S. Treasury Bond futures contracts. At any given time, the Index references a single CBOT US Treasury bond futures contract that is either closest to expiration (the "near futures contract") or the futures contract scheduled to expire immediately following the near futures contract. NYSE Arca may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

Historical hypothetical Index correlations

	Correlation* to NYSE US 10 Year Treasury Futures Index
JPMorgan GBI US Bond Index	0.98
S&P 500 Index	-0.29
Dow Jones UBS Commodity Index	-0.14

Sources: Bloomberg, JPMorgan. Calculated as of Sep 30, 2010. Based on daily returns since Feb 26, 1999 which is the first date on which hypothetical historical data is available for the Index. Hypothetical and/or actual historical performance is not indicative of future results. There is no assurance that the ETNs will outperform or inversely outperform any alternative investment strategy.

*Correlation refers to the degree to which the relevant market measure changes relative to changes in the NYSE US 10 Year Treasury Futures Index

Risks associated with leverage and inverse leverage

The ETNs include inverse and leverage performance and are designed to be actively managed investments for sophisticated investors who understand leverage risk. Any positive performance of the Index will be inversely leveraged.

If you hold the notes for longer than the period between any two consecutive Reset Dates, your percentage exposure will likely not be equal to -200% and may be greater in magnitude than -220% or less in magnitude than -180%.

Due to the compounding of returns from one reset period to another, the performance of the ETNs for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.

The occurrence of reset dates is based on the level of the current exposure, which is based on the index performance. During periods of high volatility in the index, additional reset dates may occur frequently and could occur daily. The reset goes into effect one-trading day after the reset exposure amount is determined.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

For more information and for additional key risks see the Strategy Guide at:

http://www.sec.gov/Archives/edgar/data/19617/000095010310002749/dp19284_fwp.pdf

Historical hypothetical index performance of the NYSE US 10 Year Treasury Futures Index



Sources: Bloomberg, JPMorgan. **Hypothetical and/or actual historical performance is not indicative of future results. The Index was established on August 11, 2010.**

Historical hypothetical Index and ETN returns

	3 Month Return	1 Year Return	3 Year Return (Ann.)
NYSE US 10 Year Treasury Futures Index	3.52%	10.35%	9.58%
JPMorgan Double Short US 10 Year Treasury Futures ETNs	N/A	N/A	N/A

Sources: Bloomberg, JPMorgan. Calculated as of Sep 30, 2010. Returns are calculated as compounded returns over the period. Hypothetical and/or actual historical performance is not indicative of future results. There is no assurance that the ETNs will outperform or inversely outperform any alternative investment strategy.

Other risks associated with the ETNs

The ETNs do not pay interest, may result in a loss and are exposed to the credit risk of JPMorgan Chase & Co.

The investor fee and repurchase fee will reduce returns.

We will automatically redeem the ETNs and you will receive no payment on any day on which the Closing Note Value is zero.

Potential conflicts: We and/or our affiliates act as calculation agent for the ETNs and hedge our obligations under the ETNs.

Investing in the ETNs is not equivalent to directly taking a short position in 10 Y Treasury futures contracts.

The Index was established on August 11, 2010, has little operating history and may perform in unexpected ways.

The cash payment you receive, if we elect to redeem the ETNs, may be less than the amount you might have received if you determined when to dispose of the ETNs.

If the notes are redeemed before maturity, you might not be able to reinvest the proceeds in an investment with similar characteristics

The Index is not diversified. The futures contracts in the Index may be volatile.

The ETNs may not have an active trading market and may not continue to be listed over their term.

The Issuer's obligation to repurchase the ETNs is subject to substantial minimum size restrictions.

You will not know how much you will receive upon early repurchase at the time that you make a repurchase election.